SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of June 2009
Commission File Number 001-33548
JAGUAR MINING INC.
125 No. State Street
Concord, New Hampshire 03301
(603) 224-4800
(Address of principal executive offices.)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1
The supplemental financial information relating to the reconciliation of Jaguar Mining’s consolidated financial statements as at December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008 to U.S. GAAP in accordance with Item 18 of Form 20-F, and the auditor’s report thereon.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on July 31, 2007, File No. 333-144969.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2009	By:	/s/ Robert J. Lloyd
		Name:	Robert J. Lloyd
		Title:	Corporate Secretary